August 28, 2007
Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

RE:	Eagle Rock Energy Partners, LP (the “Company”)
Registration Statement on Form S-1
Filed July 27, 2007
File No. 333-144938
Dear Ms. Parker:
     Thank you for the comments included in your letter dated August 21, 2007. I am providing the enclosed responses on behalf of the Company. Each of your comments is reproduced below, with specific responses following each comment.
General
1.	We note that you have filed a Form 10-Q for the second quarter ended June 30, 2007, and that a Schedule 13G/A was filed on August 8, 2007, a Schedule 13G was filed on August 10, 2007, and a Form 8-K was filed on August 20, 2007. Please update the disclosure throughout your registration statement accordingly.

Response:

We note your comment, and we are incorporating by reference the Form 10-Q and the Form 8-K into the registration statement. See Pages 127 and 128 for the reference to these filings in “Incorporation By Reference.” Additionally we have updated the second quarter 2007 information as necessary throughout the registration statement and prospectus. We have revised the beneficial ownership disclosure to include the information contained in the newly filed Schedule 13G and Schedule 13G/A. See Page 77 for the updated “Beneficial Ownership” table.

2.	We note the oral representation from your counsel that you will be filing a Form 8-K that will contain appropriate financial statements in regard to your recent acquisitions of the Escambia and Redman companies, including pro-forma financial statements. When you file the Form 8-K, please update the disclosure throughout your registration statement accordingly.

Response:

The Company intends to file a current report on Form 8-K that will contain the appropriate financial statements and pro-forma financial statements with respect to Escambia acquisition because the Company has determined that the Escambia acquisition was a “significant” acquisition at the 20% level, as defined under Regulation S-X. Upon completion of the Redman acquisition, the Company determined that it had completed multiple acquisitions that were not individually significant but exceeded in the aggregate the 50% test as defined under Regulation S-X. Based on that determination, the Company intends to file a current report on Form 8-K that will contain appropriate financial statements and pro-forma financial statements for a substantial majority of those acquisitions, which the Company has determined to be the acquisition of Laser Midstream Energy, L.P. See Page 128 under “Incorporation by Reference” where we reference the Form 8-K that will be incorporated by reference into the registration statement and prospectus once filed. The Company understands that the registration statement cannot go effective until this Form 8-K is filed.
Summary
3.	For ease of comprehension, please include an organizational chart that illustrates the relationship among you, your general partner, your general partner’s general partner, your operating subsidiaries, Montierra, and Natural Gas Partners. Please include in this organizational chart the relevant abbreviations used throughout the prospectus.

Response:

We note your comment and have included the organizational chart on Page 3 as you suggest.
Management
Directors and Executive Officers and Former Officers, page 71
4.	Mr. Mills’ biography must contain a complete description of his activities for the past five years, including the names of the companies that he worked for and the month and year he began and ended his association with them. Please revise Mr. Mills’ biography accordingly.

Response:

We note your comment and have revised Mr. Mills’ biography accordingly. Mr. Mills’ biography is replaced in its entirety with the following:

“Joseph A. Mills was elected Chairman of the Board and Chief Executive Officer of Eagle Rock Energy G&P, LLC in May 2007. Additionally, Mr. Mills has served since April 19, 2006, and will continue to serve for the foreseeable future, as Chief Executive Officer and as a manager of Montierra Management, LLC, which is the general partner of Montierra Minerals & Production, LP. From January 2006 to April 2006, Mr. Mills took some personal time off to spend time with his family. From September 2003 to January 2006, Mr. Mills was the Senior Vice President of Operations for Black Stone Minerals Company, LP, a privately held company. From March 2001 to August 2003, Mr. Mills was a Senior Vice President of El Paso Production Company, a wholly owned subsidiary of El Paso Corporation.”

5.	We note that Mr. Mills’ biography indicates that he left his positions with Montierra Minerals & Production, LP in May 2007. However, on page 1 you state that Mr. Mills continues as the CEO of Montierra. Please advise.

Response:

We note your comment and have revised the statements to be consistent. To clarify, Mr. Mills continues to act as the CEO of Montierra.

6.	State how much time each of the executive officers and directors of Eagle Rock Energy G&P, LLC spend on your business.

Response:

We note your comment and have added the following statement in “Management — Directors and Officers and Former Officers” in the last full paragraph on Page 74:

“The directors of Eagle Rock Energy G&P, LLC will devote a commercially reasonable amount of time to our business and operations, given the nature and scope of their duties as directors, but may devote a substantial amount of time to commercial activities unrelated to our business and operations. The executive officers of Eagle Rock Energy G&P, LLC will devote a majority of their time, and will strive to devote substantially all of their time, to our business and operations. With that understanding, the executive officers of Eagle Rock Energy G&P, LLC may devote a portion of their time to the business and operations of Holdings, Eagle Rock Energy GP, L.P., Eagle Rock Energy G&P, LLC, Montierra or other affiliates of Eagle Rock Energy G&P, LLC. Although the amount of time spent by the executive officers of Eagle Rock Energy G&P, LLC on matters other than our business and operations should be insignificant in comparison to the time spent on our business and operations, it may from time-to-time rise to a level that is not wholly insignificant.”
Selling Unitholders, page 75
7.	You are registering 14,803,789 common units for resale, but the units to be sold by your selling unitholders exceeds this amount. Please advise. Please also provide a total for the number of units to be sold by the selling unitholders, and be sure that the number provided in the introductory paragraph of this section matches the number on the cover page and the number you are registering.

Response:

We note your comment and have revised the references to the number of units registered to be consistent throughout the registration statement to refer to 18,574,496 common units. As described on the registration statement cover page note, pursuant to Rule 429 as promulgated under the Securities Act of 1933, as amended, this prospectus shall be the single prospectus for two registration statements (No. 333-140370 and No. 333-144938). The amounts listed under the selling unitholder section include amounts registered on the two registration statements referenced in the preceding sentence.

8.	For each selling unitholder that is an entity, identify a natural person with power to vote or dispose of the securities. We note that such information needs to he provided for Credit Suisse Management, NGP 2004 Co-investment Income, LP, NGP Co-Investment Income Capital Corp., and Structured Finance Americas LLC.

Response:

We note your comment and have accordingly updated the information in the selling unitholder table on Pages 79 through 82 to the extent that the selling unitholders have provided to the Company the information it has requested.

For your convenience, we have included below the footnote disclosure for Credit Suisse Management, NGP 2004 Co-investment Income, LP, NGP Co-Investment Income Capital Corp., and Structured Finance Americas LLC based on responses the Company has received through selling unitholder questionnaires sent to each selling unitholder.

“(2) Shawn Sullivan is the Managing Director of Credit Suisse Group, which is the sole shareholder of Credit Suisse (USA), Inc., which is the sole Member of this selling unitholder. By virtue of his position with Credit Suisse Group, Mr. Sullivan is deemed to hold investment owner and voting control over the units held by this unitholder. The unit holder is an affiliate of Credit Suisse Securities (USA) LLC, a Broker-Dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended.”

“(14) Kenneth A. Hersh is a director of Eagle Rock Energy G&P, LLC and is an Authorized Member of the ultimate general partner of this unitholder, and thus may also be deemed to hold investment power and voting control over the units held by this unitholder.”

“(21) Deutsche Bank AG, a German banking corporation, holds voting and dispositive power with respect to the shares held by the selling unitholder. Deutsche Bank Securities Inc., an affiliate of the selling unitholder, is a broker-dealer registered pursuant to Section 15(b) of the Securities Exchange Act of 1934 and a member of the NASD.”

9.	For each of the selling unitholders that you have identified as a broker—dealer, identify them as an underwriter unless you can state that they obtained the securities being registered for resale as compensation for investment banking services.

Response:

We note your comment and have inserted the following paragraph in the introductory language preceding the selling unitholder table on Page 79:

“We have been advised, as noted below in the footnotes to the table, one of the selling unitholders is a broker-dealer and five of the selling unitholders are affiliates of broker-dealers. We have been advised that each of such selling unitholders purchased our units in the ordinary course of business, not for resale or distribution, and that none of such selling unitholders had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute the units.”

10.	For each of the selling unitholders that you have identified as an affiliate of a broker-dealer, identify them as an underwriter unless you can state that they purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Response:

We note your comment and have inserted the following paragraph in the introductory language preceding the selling unitholder table on Page 79:

“We have been advised, as noted below in the footnotes to the table, one of the selling unitholders is a broker-dealer and five of the selling unitholders are affiliates of broker-dealers. We have been advised that each of such selling unitholders purchased our units in the ordinary course of business, not for resale or distribution, and that none of such selling unitholders had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute the units.”

11.	In regard to the private placements in March 2006 and June 2006, include a description of the exemption from registration relied upon and the basis for such reliance.

Response:

We note your comment and have revised the introductory paragraph to the selling unitholder section on Page 79 to indicate that the private placements in March 2006 and June 2006 were completed pursuant to an exemption from registration provided in Regulation D, Rule 506 under Section 4(2) of the Securities Act.

12.	We note the last sentence of the first full paragraph on page II-2, in regard to the fact that you have had no other unregistered sales of securities within the last three years. Please advise. Please also clarify your bold faced reference to “Laser, Montierra, MacLondon and PIPE transactions” on the same page.

Response:

We have deleted the statement that the Company has had no other unregistered sales of securities within the last three years in Item 15 on Page II-2. The items currently described in Item 15 include all unregistered sales of securities of the registrant in the past three years.

The bold faced reference to “Laser, Montierra, MacLondon and PIPE transactions” was a typographical placeholder that was erroneously included and has been deleted.

     Finally, we note the guidance you provide in your letter regarding a request for acceleration and the other matters addressed in the closing paragraphs of your letter, and advise you that we will comply with those requirements at the appropriate time. In the meantime, please do not hesitate to call with any questions or additional comments regarding the amendment to the Form S-1 and this letter. If we can facilitate your review by arranging for the appropriate Company personnel to contact the staff directly, we would be happy to do so. I can be reached at (713) 951-5864.

Very truly yours,
/s/ Thomas R. Lamme
Thomas R. Lamme